Exhibit 1

NEWS RELEASE FOR IMMEDIATE RELEASE

Agrium Successfully Completes Acquisition of UAP
May 7, 2008 – ALL AMOUNTS ARE STATED IN U.S.$
     CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today that it has successfully completed its acquisition of UAP Holding Corp. (NASDAQ: UAPH) at a price of $39.00 per share in cash.
     Pursuant to the merger agreement, dated December 2, 2007, between Agrium, UAP and Utah Acquisition Co., an indirect wholly-owned subsidiary of Agrium, Utah Acquisition has been merged with and into UAP, with UAP continuing as the surviving corporation and an indirect wholly-owned subsidiary of Agrium. The merger of UAP with Utah Acquisition follows the successful completion of the tender offer by Agrium U.S. Inc., an indirect wholly-owned subsidiary of Agrium, for all of the issued and outstanding shares of common stock of UAP at a price of $39.00 per share in cash. The tender offer expired at 12:00 midnight, New York City time, on Friday, May 2, 2008.
     As a result of the merger, each share of common stock of UAP issued and outstanding immediately prior to the effective time of the merger (other than any shares in respect of which appraisal rights are validly exercised under Delaware law and any shares owned by UAP, Agrium or any of their wholly-owned subsidiaries) has been converted into the right to receive the same $39.00 in cash per share, without interest and less any required withholding taxes, that was paid in the tender offer.
     With the completion of the merger, UAP’s shares of common stock will cease to be traded on the NASDAQ Global Select Market.
About Agrium
Agrium Inc. is a major retail supplier of agricultural products and services in both North and South America and a leading global producer and marketer of agricultural nutrients and industrial products. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Reform Act of 1995. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. These risk factors relative to these statements include: that the transaction may not be timely completed, success in achieving anticipated synergies and accretion, reliance on UAP’s publicly available information, success in integrating the retail distribution systems, and the integration of supply chain management processes, as well as other risk factors listed from time to time in Agrium’s reports and comprehensive public disclosure documents including Agrium’s Annual Information Form, and in other Agrium filings with securities commissions in Canada (on SEDAR at www.sedar.com) and the United States (on EDGAR at www.sec.gov).
FOR FURTHER INFORMATION:
Agrium Investor/Media Relations:
Richard Downey, Senior Director, Investor Relations
(403) 225-7357
Ashley Harris, Manager, Investor Relations
(403) 225-7437
Contact us at: www.agrium.com